EXHIBIT 21.1

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

Chart of Subsidiaries

Company	State of Incorporation

American Tire Distributors Holdings, Inc.	Delaware
American Tire Distributors, Inc.	Delaware
The Speed Merchant, Inc.	California
T.O. Haas Tire Company, Inc.	Nebraska
Am-Pac Tire Dist. Inc	California
Tire Pros Francorp	California